Exhibit 99.1

Vicinity Motor Corp. Announces Closing of US$17 Million Underwritten Public Offering

VANCOUVER, BC – October 25, 2021 - Vicinity Motor Corp. (TSXV:VMC) (NASDAQ:VEV) (FRA:6LGA)(“Vicinity Motor” or the “Company”), a leading North American supplier of commercial electric vehicles, today announced that it has closed its previously announced underwritten public offering (the “Offering”). Under the Offering, the Company sold 3,990,610 units of the Company (the “Units”) at a price of US$4.26 per Unit for gross proceeds to the Company of approximately US$17 million.

Spartan Capital Securities, LLC (“Spartan Capital”) acted as sole book-running manager for the Offering. Revere Securities LLC was the exclusive selling group member for the Offering.

Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) at an exercise price of US$5.10, subject to adjustment in certain circumstances. The Warrants are exercisable immediately upon issuance (the “Issuance Date”) and expire three years from the Issuance Date.

Vicinity Motor intends to use the net proceeds from the Offering for the US$12 million portion of the license fee payable to Optimal-EV, with the remaining net proceeds to be used for general corporate purposes, including new product development and certifications, new product demonstration models, expansion of production capacity and general working capital.

Spartan Capital received underwriting commissions equal to 7% of the gross proceeds raised in the Offering, which was equal to approximately US$1.19 million.

The Offering was made by way of a prospectus supplement dated October 21, 2021 (the “Prospectus Supplement”), to the Company’s existing U.S. registration statement on Form F-10 dated August 17, 2021 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated April 19, 2021. The Prospectus Supplement and the Registration Statement are available on the SEC’s website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter subsidiary EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the intended use of proceeds of the Offering, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated sales pipeline, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.